EXHIBIT 15.1

Valuation and Qualifying Accounts(1)

Valuation and Qualifying Accounts	Opening Balance	Charged to Expense	Charged Against Income	Closing Balance
Deferred tax valuation allowance

December 31, 2006	5,923	—	5,923	—

December 31, 2005	6,028	—	105	5,923

December 31, 2004	6,290	—	262	6,028

(1)	In thousands of U.S.$ as of December 31, 2006.